CONSENT OF BEN PARSONS

The undersigned hereby consents to the references to, and the information derived from, mineral resource estimates for the Kiaka project and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 30, 2016, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555, No. 333-200228 and No. 333-206811) and Form F-10 (No. 333-208506) of B2Gold Corp.

/s/ Ben Parsons
Ben Parsons, MSc, MAusIMM (CP)
Principal Consultant (Resource Geologist)
March 30, 2016